CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Euro Floating Rate Senior Bearer	$2,581,016,270	$276,168.74
Notes Due 2013

(1) The U.S. dollar equivalent of the maximum aggregate offering price has been calculated using an exchange rate of 1.2929 euro per $1.00 as of November 22, 2006.

PROSPECTUS Dated January 25, 2006	Pricing Supplement No. 152 to
PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
Dated January 25, 2006	Dated November 22, 2006
Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES G
Euro Floating Rate Senior Bearer Notes Due 2013

     We, Morgan Stanley, may not redeem these Global Medium-Term Notes, Series G, Euro Floating Rate Senior Bearer Notes Due 2013 (the “notes”) prior to the maturity date thereof other than under the circumstances described under “Description of Notes—Tax Redemption” in the accompanying prospectus supplement.

     Application will be made for the notes described herein to be admitted to the Official List of the Financial Services Authority (in its capacity as competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000) and to trading on the gilt-edged and fixed-interest market of the London Stock Exchange plc. No assurance can be given that such applications will be granted.

     This document constitutes the pricing supplement relating to the issuances of notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus referred to above. This pricing supplement is supplemental to and must be read in conjunction with such Base Prospectus.

     We will issue the notes only in bearer form, which form is further described under “Description of Notes—Forms of Notes” in the accompanying prospectus supplement. You may not exchange notes in bearer form at any time for notes in registered form.

     We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes.” In addition, we describe the basic features of the notes in the section of the accompanying prospectus called “Description of Debt Securities—Floating Rate Debt Securities,” subject to and as modified by the provisions described below.

Principal Amount:	Euro 2,000,000,000	Interest Determination
Maturity Date:	November 29, 2013	Dates:	The second TARGET
Settlement Date			Settlement Day immediately
(Original Issue Date):	November 29, 2006		preceding each interest reset
Interest Accrual Date:	November 29, 2006		date
Issue Price:	99.815%	Reporting Service:	Telerate (Page 248)
Specified Currency:	Euro	Business Days:	London, TARGET Settlement
Redemption Percentage			Day and New York
at Maturity:	100%	Calculation Agent:	JPMorgan Chase Bank, N.A.
Base Rate:	EURIBOR		(London Branch)
Spread (Plus or Minus):	Plus 0.30%	Agent:	Morgan Stanley & Co.
Index Maturity:	Three months		International Limited
Initial Interest Rate:	The base rate plus 0.30%; to	Minimum Denominations:	Euro 50,000 and integral
	be determined on the second		multiples of Euro 1,000 in
	TARGET Settlement Day prior		excess thereof
	to the Original Issue Date.	Common Code:	027689159
Initial Interest Reset Date:	February 28, 2007	ISIN:	XS0276891594
Interest Payment Dates:	Each February 28, May 29,	Other Provisions:	None
August 29 and November 29,
commencing February 28,
2007
Interest Payment Period:	Quarterly
Interest Reset Dates:	Each interest payment date
Interest Reset Period:	Quarterly

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

MORGAN STANLEY
DZ BANK AG	UNICREDIT GROUP (HVB)	LANDESBANK BADEN-WÜRTTEMBERG
HSH NORDBANK AG	RZB-AUSTRIA RAIFFEISEN ZENTRALBANK ÖSTERREICH AG	WESTLB AG

Supplemental Information Concerning Plan of Distribution

     On November 22, 2006, we agreed to sell to the managers listed in this pricing supplement, and they severally agreed to purchase, the principal amounts of notes set forth opposite their respective names below at a net price in the case of Morgan Stanley & Co. International Limited of 99.5438462%, in the case of DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main, Bayerische Hypo- und Vereinsbank AG and Landesbank Baden-Württemberg (the “joint lead managers”) of 99.4816667%, and, in the case of HSH Nordbank AG, Raiffeisen Zentralbank Osterreich Aktiengesellschaft and WestLB AG (the”co-managers”) of 99.515%, which net prices we refer to as the “purchase price”. The purchase price equals the stated issue price of 99.815%, less a combined management and underwriting commission of 0.2711538% of the principal amount of the notes, in the case of Morgan Stanley & Co. International Limited, of 0.3333333% of the principal amount of the notes, in the case of the joint lead managers, and of 0.30% of the principal amount of the notes in the case of the co-managers.

Principal Amount
Name	of Notes

Morgan Stanley & Co. International Limited	Euro 1,040,000,000
DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main	300,000,000
Bayerische Hypo- und Vereinsbank AG	300,000,000
Landesbank Baden-Württemberg	300,000,000
HSH Nordbank AG	20,000,000
Raiffeisen Zentralbank Osterreich Aktiengesellschaft	20,000,000
WestLB AG	20,000,000

Total	Euro 2,000,000,000

European Union Transparency Obligations Directive

     The proposed European Union Transparency Obligations Directive (the “Directive”) may be implemented in a manner which could be burdensome for companies such as us. In particular, we may be required to prepare financial statements in accordance with accounting standards other than U.S. GAAP. We are under no obligation to maintain the listing of the notes, and prospective purchasers of notes should be aware that, in circumstances where a listing of the notes by the UK Listing Authority would require preparation of financial statements in accordance with standards other than U.S. GAAP, or in any other circumstances where the Directive is implemented in a manner that, in our opinion, is burdensome, the notes may be de-listed. In such a case of de-listing, we may, but are not obliged to, seek an alternative listing for the notes on a stock exchange outside the European Union. However, if such an alternative listing is not available or is, in our opinion, burdensome, an alternative listing for the notes may not be considered. Although no assurance is made as to the liquidity of the notes as a result of listing by the UK Listing Authority, de-listing the notes may have a material effect on a noteholder’s ability to resell the notes in the secondary market.